

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 21, 2008

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th floor
New York, NY 10055

   RE: **Evercore Partners Inc.**
      Form 10-K for the fiscal year ended December 31, 2007
      Filed March 14, 2008
      File #1-32975

Dear Mr. Walsh:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief